FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  March, 2009

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

March 31, 2009

Minco Gold Corporation advises that it will be delaying the filing of its annual audited financial statements and management’s discussion and analysis and related CEO and CFO certifications for the year ending December 31, 2008 beyond the statutory deadline of March 31, 2009.

2.

Exhibits

2.1

News Release dated March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Ken Cai

Date:  March 31, 2009

Ken Cai

President & Chief Executive Officer

Exhibit 2.1

TSX: MMM NYSE Alternext US: MGH FSE: MI5
For Immediate Release	March 31, 2009

NEWS RELEASE

MINCO GOLD: ADVISES LATE FILING OF REGULATORY DOCUMENTS

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE Alternext US:MGH/FSE:MI5)  advises that it will be delaying the filing of its annual audited financial statements and management’s discussion and analysis (“MD&A”) and related CEO and CFO certifications for the year ending December 31, 2008 beyond the statutory deadline of March 31, 2009.

The Company’s failure to file its financial statements and MD&A on time is a result a number of problems encountered with a related party company, Minco Silver Corporation, whose financial results significantly impact Minco Gold’s financial results because Minco Gold is required under GAAP to record an equity pick up in Minco Gold’s financial statements.

Specifically Minco Silver encountered the application of a change in an accounting policy creating a technically challenging problem for the Company’s public accounting firm and did not receive approval from their auditors adopting this change in accounting policy until the evening of March 30, 2009.

As a result Minco Gold was unable to complete its consolidate working papers and financial statements until receipt of Minco Silver Corporation’s financial results.

The Company anticipates filing its annual audited financial statements and MD&A and related CEO and CFO certifications on or before Thursday April 2, 2009.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE Alternext US:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.